SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 11)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 12 Pages)

CUSIP NO. 971892104                    13D/A                  PAGE 2 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Andrew A. Wiederhorn

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0         (See responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,812,911 (See responses to Items 4 and 5
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0         (See responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,812,911 (See responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,812,911

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.6% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 971892104                    13D/A                  PAGE 3 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Tiffany Wiederhorn

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0         (See responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,812,911 (See responses to Items 4 and 5
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0         (See responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,812,911 (See responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,812,911

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     28.6% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 971892104                    13D/A                  PAGE 4 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    951,709
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         951,709

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     951,709

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.3% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 971892104                    13D/A                  PAGE 5 OF 12 PAGES


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM Starlight Investments, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    13,826
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     13,826

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.2% (See responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 11 (this  "Amendment")  amends and  supplements  the
Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the 13D filed on March 5, 2002, Amendment No. 8 to the 13D filed on August 20, 2002 ("Amendment No. 8"), Amendment No. 9 to the 13D filed on October 16, 2002 ("Amendment No. 9"), and Amendment No. 10 to the 13D filed on February 13, 2003 ("Amendment No. 10"), by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 11 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

ITEM 1.  SECURITY OF THE ISSUER

         The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer, formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the
Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight
Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

         None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to Item 3 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. The purpose of this Amendment No. 11 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. Item 4 is hereby amended to report the following information:

         As previously reported in Amendment No. 10, on February 3, 2003, Tiffany Wiederhorn purchased 14,500 shares of Common Stock and the minor children of Andrew and Tiffany Wiederhorn purchased an aggregate of 30,000 shares of Common Stock from Robert G. and Valerie Rosen (husband and wife), for a purchase price of $4.02 per share. Mr. Rosen is Executive Vice President of the Issuer and a member of the Issuer's board of directors. As previously reported in Amendment No. 5 to this Schedule 13D, on January 28, 2002 Andrew Wiederhorn entered into a Stock Option and Voting Agreement (the "Rosen Agreement") by and among Andrew Wiederhorn, Robert G. Rosen and Valerie Rosen, as joint tenant with Robert G. Rosen (Valerie Rosen, together with Robert G. Rosen, the "Rosen Agreement Stockholders"), Robert G. Rosen, as Agent for the Rosen Agreement Stockholders, and Tiffany Wiederhorn solely with respect to certain payment obligations. The Rosen Agreement grants Mr. Wiederhorn the right to vote or direct the vote of all of the shares held by each such Rosen Agreement Stockholders, originally numbering 467,745 in the aggregate (the "Rosen Shares"). In connection with the purchase of shares from Robert G. and Valerie Rosen as described above, Andrew Wiederhorn and the other parties to the Rosen Agreement entered into an Amendment to the Rosen Agreement (the "Amendment") as of February 3, 2003. Pursuant to the Amendment, (i) Andrew Wiederhorn consented and waived any restrictions under the Rosen Agreement to the sale by Robert G. and Valerie Rosen of 44,500 of the Rosen Shares and (ii) the number of Rosen

Shares subject to the Rosen Agreement was reduced by 44,500 to a total of 423,245. A copy of the Amendment is attached to this Amendment No. 11 as Exhibit 1.

         Other than as described above, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

         Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                                  PERCENTAGE OF
                                            NUMBER OF SHARES       COMMON STOCK
                                           BENEFICIALLY OWNED     OUTSTANDING(1)
                                           ------------------     --------------

Andrew Wiederhorn ......................       2,812,911(2)           28.6%
Tiffany Wiederhorn .....................       2,812,911(3)           28.6%
TTMM, L.P. .............................         951,709              10.3%
WM Starlight Investments, LLC ..........          13,826               0.2%


         1        Computed  on the basis of  8,677,200  shares  of Common  Stock outstanding as of February 29, 2004.

         2        Includes  1,387,255  shares of Common Stock owned by the other
         Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 630,000 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the 423,245 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement. Andrew Wiederhorn shares voting power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Excludes 112,500 shares of Common Stock which are allocated to Mr. Wiederhorn in the Fog Cutter Long Term Vesting Trust (the "Trust") and deliverable to Mr. Wiederhorn upon vesting on September 30, 2007. Excludes the remaining 512,500 shares of Common Stock held in the Trust which have been allocated to other employees or directors of the Issuer or have not been allocated. Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the 625,000 shares of Common Stock in the Trust. Also includes 242,035 shares of Common Stock held in the Tiffany A. Wiederhorn Grantor
         Retained Annuity Trust I, with respect to which Tiffany Wiederhorn exercises voting and dispositive power. Mr. Wiederhorn may be deemed to be the beneficial owner of such shares, but disclaims beneficial ownership of such shares. Also includes 128,376 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 2,812,911 shares, Andrew Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

         3        Includes  1,597,535  shares  of  Common  Stock  owned by other
         Reporting Persons, including 630,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 423,245 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Also includes 242,035 shares of Common Stock held in the Tiffany A. Wiederhorn Grantor Retained Annuity Trust I, with respect to which Tifffany Wiederhorn exercises voting and dispositive power and may be deemed to be the beneficial owner of such shares. Also includes 128,376 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of these shares, Tiffany Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

         On November 19, 2003, Andrew Wiederhorn transferred 50,000 shares of Common Stock to Tiffany Wiederhorn as a gift.

         On November 20, 2003 Tiffany Wiederhorn contributed 250,000 shares of Common Stock to the Tiffany A. Wiederhorn Grantor Retained Annuity Trust I, of which Tiffany Wiederhorn is the grantor, trustee and beneficiary. On January 20, 2004, the Tiffany A. Wiederhorn Grantor Retained Annuity Trust I transferred 7,965 of these shares, without consideration, back to Tiffany Wiederhorn.

         On December 24, 2003 and December 26, 2003, Tiffany Wiederhorn transferred 3,000 and 27,000 shares of Common Stock, respectively, as charitable gifts to a university.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The description of the agreements in Item 4 above are incorporated herein by reference.

         Other  than the  agreements  described  in Item 4,  there are no recent
contracts,  arrangements,   understandings  or  relationships  with  respect  to
securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT
NO.          DESCRIPTION
---          -----------

1.           Amendment to Stock Option and Voting Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

March 17, 2004                          /S/ ANDREW A. WIEDERHORN
                                      -----------------------------------
                                               Andrew A. Wiederhorn


March 17, 2004                          /S/ TIFFANY WIEDERHORN
                                      -----------------------------------
                                               Tiffany Wiederhorn


March 17, 2004                        TTMM, L.P.

                                      By: IVY CAPITAL PARTNERS,
                                           L.P., its general partner

                                      By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                          its general partner

                                      By:  /S/ TIFFANY WIEDERHORN
                                          -------------------------------
                                          Tiffany Wiederhorn, its general
                                          partner

March 17, 2004                        WM STARLIGHT INVESTMENTS, LLC

                                      By:   /S/ TIFFANY WIEDERHORN
                                          -------------------------------
                                          Tiffany Wiederhorn, its
                                          Managing member

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201

EXHIBIT 1

                                 AMENDMENT NO. 1
                                       TO
                        STOCK OPTION AND VOTING AGREEMENT

         THIS AMENDMENT No. 1 TO STOCK OPTION AND VOTING AGREEMENT (this "AMENDMENT") is dated as of February 3, 2003, by and among Robert G. Rosen ("ROSEN") and Rosen and Valerie Rosen, husband and wife, as joint tenants (each, a "STOCKHOLDER"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "COMPANY"), Robert G. Rosen, as Agent for the Stockholders ("AGENT"), and Andrew A. Wiederhorn, an individual and a stockholder of the Company ("GRANTOR").

                                    RECITALS

         A. The Stockholders, Agent and Grantor are parties to that certain Stock Option and Voting Agreement, dated as of January 28, 2002 (the "AGREEMENT") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement).

         B. Certain Stockholders desire to transfer a portion of the Subject Shares to third parties, and Grantor desires to permit such transfers.

         C. The Stockholders, Agent and Grantor desire to amend the Agreement as provided herein.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholders, Agent and Grantor agree as follows:

         1. WAIVER OF TRANSFER OF SUBJECT SHARES. Grantor hereby waives any and all restrictions and prohibitions imposed by the Agreement (including but not limited to any restrictions imposed by Section 7 of the Agreement) on the sale and transfer, on or about the date of this Amendment, by Rosen and Valerie Rosen, husband and wife, as joint tenants, of an aggregate of 44,500 shares of the "Subject Shares" (as such term is defined in the Original Agreement) owned by Rosen and Valerie Rosen, husband and wife, as joint tenants (the "TRANSFERRED SHARES"). The parties agree that the Transferred Shares shall no longer constitute Subject Shares under the Agreement.

         2. AMENDMENT TO SCHEDULE 1. Schedule 1 of the Agreement is amended by reducing the Subject Shares for Robert G. Rosen and Valerie Rosen, husband and wife, as joint tenants, from "182,745" to "138,245".

         3. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

         4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of Maryland.

         5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.

                                     GRANTOR:



                                     By:   /S/ ANDREW A. WIEDERHORN
                                          ------------------------------
                                     Name: Andrew A. Wiederhorn



                                     STOCKHOLDERS:



                                     By:  /S/ ROBERT G. ROSEN
                                          ------------------------------
                                     Name: Robert G. Rosen



                                     Robert G. Rosen and Valerie Rosen, Husband and Wife, as Joint Tenants



                                     By:  /S/ ROBERT G. ROSEN
                                          ------------------------------
                                     Name: Robert G. Rosen



                                     By:  /S/ VALERIE ROSEN
                                          ------------------------------
                                     Name: Valerie Rosen



                                     AGENT:



                                     By:  /S/ ROBERT G. ROSEN
                                          ------------------------------
                                     Name: Robert G. Rosen


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